SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

As of March 5, 2004

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
23 Avenue Monterey
2086 Luxemburg
(Address of principal executive offices)
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Tenaris S.A.

Audited Annual Accounts at December, 31 2003 and 2002

13, rue Beaumont
L-1219 Luxembourg
R.C.S. Luxembourg: B 85 203

Tenaris S.A.
Annual Report
December 2003

The board of directors of Tenaris S.A. submits the annual accounts in accordance with the Luxembourg legal and regulatory requirement for the year 2003.

Results for the period

Tenaris S.A.’s net income for the year ended December 31, 2003 totaled USD 201.5 million, compared to USD 8.9 million for the period December 17, 2001 –the date of incorporation- to December 31, 2002.

During this fiscal year, Tenaris S.A. obtained dividends totaling USD 207.2 million, from its investments in Tubos de Acero de México S.A. de C.V. (“Tamsa”) –USD 53.8 million-, Siderca S.A.I.C. (“Siderca”) –USD 122.9 million- and Invertub S.A. (“Invertub”) –USD 30.5 million-.

The consolidated net sales of Tenaris S.A. and its subsidiaries during 2003 remained substantially at the same level as in 2002 with increases in seamless and energy sales offset by a decrease in welded sales. However, operating income was lower due to the 40% decrease in welded sales and the recording in other operating expenses of a substantial loss in relation to a lawsuit brought against a subsidiary in Italy by a consortium led by BHP Billiton Petroleum Ltd.

Investment activity and capital increase

Subsequent acquisitions of Dalmine, Siderca and Tamsa

As of December 31st, 2003, Tenaris S.A. had investments in affiliated companies totaling USD 2.163.4 million, compared to USD 2,071.4 million at December 31st, 2002. The year-on-year increase in investments stems from subsequent acquisitions of equity interests in Dalmine S.p.a. (“Dalmine”), Siderca and Tamsa, following the successful Exchange Offer completed during 2002.

Tenaris S.A.’s investments in subsidiaries and associated companies at December 31, 2003 were as follows:

Company	Country	% of beneficial ownership	Book value at 31.12.2002 USD	Additions USD	Book value at 31.12.2003 USD
Invertub S.A.	Argentina	99.9%	320,559,994	-	320,559,994
Siderca S.A.I.C.	Argentina	100.0%	1,306,123,727	19,092,005	1,325,215,732
Dalmine S.p.A.	Italy	98.6%	66,068,542	22,591,530	88,660,072
Tubos de Acero de Mexico (Tamsa)	Mexico	99.9%	315,574,038	48,561,998	364,136,036
Tenaris Global Services S.A. (1)	Uruguay	100.0%	63,047,650	-	63,047,650
Ylopa - Servicos de Consultadoria Lda.	Madeira	24.4%	-	1,812,787	1,812,787
Shares in affiliated companies			2,071,373,951	92,058,320	2,163,432,271
(1) Formerly Abeluz S.A.

On June 2003, Tenaris launched a residual cash public offer for the remaining shares of Dalmine in accordance with the regulations of the Italian securities’ regulator –Consob-. Following this initiative and to subsequent purchases of shares in the secondary market, at December 31, 2003, Tenaris was the beneficial owner of 98.6% of the shares of Dalmine.

During April and May 2003, Tenaris acquired the remaining minority interest in Siderca at ARS 6.00 per Siderca share or ARS 60.00 per Siderca ADS, following a “squeeze out” procedure previously approved by the Argentine regulator –CNV-. As a consequence of this initiative, at December 31, 2003, Tenaris S.A. became the beneficial owner of 100.0% of the shares of Siderca.

In August 2003, Tenaris S.A. launched an exchange offer to acquire all remaining shares and ADSs of Tamsa. In exchange for the Tamsa shares received Tenaris S.A. issued 19,586,870 new shares of its common stock of par value USD 1.00 for a total consideration of USD 48,135,113. In accordance with Luxembourg legislation, this issuance resulted in an increase of USD 1,958,687, USD 4,813,511 and USD21,776,045 to the Company’s legal reserve, distributable reserve and non-distributable share premium reserve, respectively.

For the common stock of Tamsa outstanding in the Mexican market, Tenaris S.A. and Sidertubes (Tenaris S.A.’s controlling shareholder) constituted a trust fund, in which Sidertubes deposited the necessary number of Tenaris S.A.’s shares to provide for the exchange of the remaining interests in Tamsa until February 11, 2004. At the expiration of such arrangement, Tenaris will further increase its capital in the amount of shares effectively exchanged to reimburse the shares lent by Sidertubes. As a result of these initiatives, at December 31, 2003, Tenaris S.A. became the beneficial owner of 99.9% of Tamsa.

Following the subsequent acquisition of shares in Dalmine, Siderca and Tamsa during 2003, Tenaris S.A. caused the securities of these three companies to be effectively de-listed and their American Depositary programs terminated. Net expenses related to these acquisitions, which totaled USD1.0 million during 2003 were capitalized.

Investment in and Loan from Ylopa

Ylopa Serviços de Consultadoria Ltda. (“Ylopa”) is a company incorporated in Madeira, formed by certain shareholders of Consorcio Siderurgia Amazonia, Ltd. (“Amazonia”), a company incorporated in Cayman Islands and beneficial owner of 59.7% of Siderúrgica del Orinoco C.A. (“Sidor”). Sidor is the largest steel producer in Venezuela. Ylopa was created to provide assistance to Sidor and Amazonia on their joint financial restructuring, completed during 2003. As a result of this restructuring, certain affiliates of Tenaris S.A. obtained a 24.4% equity stake in Ylopa and granted the latter a convertible loan for USD 31.1 million. In October 2003, Tenaris S.A. acquired from its affiliates the 24.4% equity stake in Ylopa and the USD31.1 million. The acquisition was financed by debt payable to Tamsider, a wholly-owned subsidiary of Tamsa’s, for a total of USD 32.9 million.

In October 2003, Ylopa advanced USD 10.6 million in funds to Tenaris S.A. as a non-interest bearing loan.

Dividends

The Annual General Meeting of Shareholders held in May, 2003, approved the payment of a USD 115.0 million dividend to Tenaris S.A.’s shareholders.

The Company’s shareholders’ equity, reflecting the capital increase, results for the year and dividend payment mentioned above was as follows:

Item	Share Capital USD	Legal Reserve USD	Share Premium USD	Other Distributable Reserve USD	Profit for the period USD	Shareholder's Equity USD
Balance at the begining	1,160,700,794	116,070,080	587,492,789	206,744,261	-	2,071,007,924
Capital Increase (1) Dividends paid (2) Profit for the year	19,586,870 - -	1,958,687 - -	21,776,045 - -	4,813,511 (115,002,235) -	- - 201,480,203	48,135,113 (115,002,235) 201,480,203
Balance at the end of the year	1,180,287,664	118,028,767	609,268,834	96,555,537	201,480,203	2,205,621,005
(1) as approved by the Board of Directors on 15 September, 2003 in relation to the capital increase described in Note 7
(2) as approved by the General Shareholders’ Meeting of May 28, 2003

Carlos Condorelli
Chief Financial Officer

Balance sheet at December 31, 2003 and 2002
(in United States Dollars)

	Note	2003	2002

ASSETS
Non current assets
Fixed assets
- Formation expenses	4	7,160	9,548
- Reorganization cost	5	12,939,426	14,777,137

		12,946,586	14,786,685
Financial assets
- shares in affiliated companies	7	2,163,432,271	2,071,373,951
- receivables	8	33,507,552	-

		2,196,939,823	2,071,373,951
Current assets
- receivables	3	3,864,674	-
- short term investments	3	38,900,001	602,000
- cash at banks		497,564	106,579

		43,262,239	708,579

Total assets		2,253,148,648	2,086,869,215

LIABILITIES
Shareholders' equity	9
- Share capital		1,180,287,664	1,160,700,794
- Legal reserve	10	118,028,767	116,070,080
- Share premium		609,268,834	587,492,789
- Other distributable reserve	11	211,557,772	207,140,395
- Dividend paid		(115,002,235)	(9,270,000)

		2,004,140,802	2,062,134 058
Provisions
- tax provision	12	158,827	501,833
- other provisions		590,917	2,905,000

		749,744	3,406,833
Debts
- intercompany	13	45,236,056	8,984,012
- accounts payable		1,541,843	3,470,446

		46,777,899	12,454,458

Profit for the period		201,480,203	8,873,866

Total liabilities		2,253,148,648	2,086,869,215

The accompanying notes form an integral part of these annual accounts.

Profit and loss account for the fiscal years ended December 31, 2003 and 2002
(in United States Dollars)

	Note	2003	2002

CHARGES

Amortization of formation expenses	4	2,388	2,387
Amortization of Reorganization cost	5	2,890,249	-
Administrative and general expenses	6	3,174,066	73,154
Interest paid		487,136	17,916
Realized loss on exchange		1,292,701	5,794
Taxes	12	671,931	504,414
Profit for the period		201,480,203	8,873,866

Total charges		209,998,674	9,477,531

INCOME
Dividend income	14	207,212,834	9,470,714
Interest income		2,478,325	652
Realized gain on exchange		297,709	6,165
Other Income		9,806	-

Total income		209,998,674	9,477,531

The accompanying notes form an integral part of these annual accounts.

Note 1 - Background and description of the business

Tenaris S.A. was incorporated on December 17, 2001 under the name of Tenaris Holding S.A. as a limited liability company - taking advantage of the law of July 31, 1929, on holding companies - under the laws of Luxembourg. Then, on June 26, 2002, it changed its name into Tenaris S.A.

Tenaris’s objective is to hold investments in companies involved in manufacturing and marketing seamless steel tubes. The Tenaris Companies, as a group, are a leading manufacturer and supplier of seamless steel pipe products and services to the oil and gas, energy and other industries, with production, distribution and service capabilities in key markets worldwide.

Note 2 - Summary of significant accounting policies

2.1 Accounts

The accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards.

2.2 Foreign currency translation

Financial assets, current assets and creditors denominated in currencies other than the United States dollar (“dollar”) are translated into dollars at the rate of exchange at the balance sheet date. The resulting gains or losses are reflected in the profit and loss account for the year. Income and expenses in currencies other than the dollar are translated into dollars at the exchange rate prevailing at the date of each transaction.

2.3 Formation expenses

Formation expenses are amortized over a period of 5 years.

2.4 Reorganization cost

Reorganization cost comprises mainly fees for professional services that were incurred in the reorganization process. These costs are amortized over a period of 5 years.

2.5 Financial assets

Financial assets are stated at cost. Should there be other than a temporary decline in the value of an investment, the carrying value will be reduced to recognize this decline. Reductions in the carrying value will be reversed should there be a rise in the value of the investment or should the reasons for the reduction no longer exist.

Note 3 - Current assets

3.1 Short term investments

Short-term investments represent certificates of deposit with related companies.

3.2 Receivables

Receivables represent amounts due from related companies corresponding to reimbursements of expenses made on their behalf.

Note 4 - Formation expenses	2003	2002

Cost	12,467	12,467
Adjustment	(532)	(532)

	11,935	11,935
Amortization
- at the beginning	2,387	-
- charge for the year	2,388	2,387

- at the end of the year	4,775	2,387

Net book value at the end of the year	7,160	9,548

Note 5 - Reorganization Cost	2003	2002

Value at the beginning of the year	14,777,137	-
Net additions	1,052,538	14,777,137

	15,829,675	14,777,137
Amortization
- at the beginning	-	-
- charge for the year	2,890,249	-

- at the end of the year	2,890,249	-

Net book value at the end of the year	12,939,426	14,777,137

Note 6 – Administrative and general expenses

	2003	2002

Services and Fees	1,690,380	60,000
Labour cost	38,990	-
Board of Director’s accrued fees	1,400,000	-
Others	44,696	13,154

	3,174,066	73,154

Note 7 - Shares in affiliated companies

Investments in subsidiary and associated companies as at December 31, 2003 (expressed in USD) comprise:

Company	Country	% of beneficial ownership	Book value at 31.12.2002 USD	Additions USD	Book value at 31.12.2003 USD
Invertub S.A.	Argentina	99.9%	320,559,994	-	320,559,994
Siderca S.A.I.C.	Argentina	100.0%	1,306,123,727	19,092,005	1,325,215,732
Dalmine S.p.A.	Italy	98.6%	66,068,542	22,591,530	88,660,072
Tubos de Acero de Mexico (Tamsa)	Mexico	99.9%	315,574,038	48,561,998	364,136,036
Tenaris Global Services S.A. (1)	Uruguay	100.0%	63,047,650	-	63,047,650
Ylopa - Servicos de Consultadoria Lda.	Madeira	24.4%	-	1,812,787	1,812,787
Shares in affiliated companies			2,071,373,951	92,058,320	2,163,432,271
(1) Formerly Abeluz S.A.

On June 2003, Tenaris S.A. launched a residual cash public offer for the remaining shares of Dalmine according to Italian regulations at 0.172 EUR per share. Pursuant to this initiative and to subsequent purchases of shares in the secondary market, at December 31, 2003, Tenaris S.A. became the beneficial owner of 98.6% of the shares of Dalmine.

During April 2003, Tenaris S.A. acquired the remaining minority interest in Siderca at pesos argentinos (“ARS”) 6.00 per Siderca share or ARS 60.00 per Siderca ADS, pursuant to a “squeeze out” contemplated by Argentine legislation. As a consequence of this initiative, at December 31, 2003, Tenaris S.A. became the beneficial owner of 100.0% of the shares of Siderca.

In August 2003, Tenaris S.A. announced the launch of an exchange offer to acquire all remaining shares and ADSs of Tamsa. In exchange for the Tamsa shares received Tenaris S.A. issued 19,586,870 new shares of its common stock of par value USD 1.00 for a total consideration of USD 48,135,113. For the common stock of Tamsa outstanding in the Mexican market, Tenaris S.A. and Sidertubes (Tenaris S.A.’s controlling shareholder) constituted a trust fund, in which Sidertubes deposited the necessary number of Tenaris S.A.’s shares to provide for the exchange of the remaining interests in Tamsa until February 11, 2004. As a result of the capital increase and the shares effectively purchased through the trust fund –for a total of USD 536,910-, at December 31, 2003, Tenaris S.A. became the beneficial owner of 99.9% of Tamsa.

On February 11, 2004 the exchange offer for the subsequent acquisition of minority interests of Tamsa held by Mexican investors terminated. At the end of the six-month exchange offer period, investors had exchanged 235,512 shares of Tamsa for 249,166 shares of Tenaris, which had been deposited in a trust account jointly created by Tenaris and Sidertubes. As a result of this, at the end of the offer, Tenaris was indebted to Sidertubes for the 249,166 shares with a market value of USD0.8 million, representative of Tenaris’s common stock that Sidertubes had commited to the fund. On February 13, Tenaris increased its capital by issuing 249,166 new common shares, which were transferred to Sidertubes to pay off its outstanding loan.

In October 2003, Tenaris S.A. acquired a 24,40% stake in Ylopa Serviços de Consultadoria Ltda. (“Ylopa”), a company incorporated in Madeira, for a total amount of USD 1,812,787.

Note 8 - Financial Assets - Receivables

In addition to purchasing an equity stake in Ylopa, Tenaris S.A. obtained a 24.40% share of a convertible loan payable by Ylopa, for a nominal value of USD 31,127,637. The convertible loan accrues at an annual interest rate of 15.88%. At December 31, 2003, the outstanding value of this receivable was USD 33,507,552.

Note 9 - Shareholders’ Equity

Item	Share Capital USD	Legal Reserve USD	Share Premium USD	Other Distributable Reserve USD	Profit for the period USD	Shareholder's Equity USD
Balance at the beginning	1,160,700,794	116,070,080	587,492,789	206,744,261	-	2,071,007,924
Capital Increase (1) Dividends paid (2) Profit for the year	19,586,870 - -	1,958,687 - -	21,776,045 - -	4,813,511 (115,002,235) -	- - 201,480,203	48,135,113 (115,002,235) 201,480,203
Balance at the end of the year	1,180,287,664	118,028,767	609,268,834	96,555,537	201,480,203	2,205,621,005
(3) as approved by the Board of Directors on 15 September, 2003 in relation to the capital increase described in Note 7
(4) as approved by the General Shareholders’ Meeting of May 28, 2003

The authorized capital of the Company amounts to USD 2,500,000,000. The total authorized share capital of the company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued at December 31, 2003 and fully paid-up corresponds to 1,180,287,664 shares with a par value of USD 1.00 per share.

As described in Note 7, the Board of Directors of Tenaris S.A. approved a capital increase in the context of the residual exchange offer for shares of Tamsa, which the Company had commited to as part of the exchange offer made on December 2002. The USD 48,135,113 of capital increase originated in this transaction was allocated USD19,586,870 to share capital, USD 1,958,687 to the Company’s legal reserve, USD 4,813,511 to distributable reserve and USD 21,776,045 to non-distributable reserve, in accordance with Luxembourg legislation.

The Board of Directors is authorized for a period of 5 years starting June 26, 2002 to increase the issued share capital, through issues of shares within the limits of the authorized capital.

Note 10 - Legal Reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued subscribed capital. The Company’s reserve has already reached this 10%. The legal reserve is not available for distribution to the shareholders.

Note 11 - Other Distributable reserves and results

Dividends may be paid by Tenaris S.A. upon approval of the General Shareholders’ Meeting, to the extent distributable retained earnings and distributable reserve exist. At December 31, 2003, the distributable reserve and retained earnings of Tenaris under Luxembourg Law totaled USD298.0 million.

Note 12 - Taxes

The Company is subject to the tax regime applicable to billionaire holdings as defined by the law dated July 31, 1929.

In addition, during 2003, Tenaris S.A. paid USD 481,351 in taxes related to the capital increase discussed in Note 9.

Note 13 - Intercompany creditors

	2003	2002

Accounts payable (1)	962,238	1,977,523
Loans (2)	33,684,218	7,006,489
Loan from Ylopa (1)	10,589,600	-

	45,236,056	8,984,012

1)	Interest free and have no fixed terms of repayment.
2)	Includes a Loan from Tamsider L.L.C with a principal amount of USD 32.940.424 , which accrues interest rate at LIBOR plus 1,5% due in 2004; and the marked-to-market value of the Loan in-kind (Shares of Tenaris S.A.) made by Sidertubes, which at December 31, 2003 totaled USD 536,910, which was paid off on February 13, 2004 as described in note 7.

Note 14 - Dividend income

During the fiscal year the Company has received the following dividends from its affiliates companies:

	2003	2002

Siderca S.A.I.C.	122,934,100	-
Invertub S.A.	30,452,086	9,470,714
Tubos de Acero de México S.A. de C.V.	53,826,648	-

	207,212,834	9,470,714

Note 15 - Details of guarantees

At December 31, 2003 the Company had partially underwritten a two-year guarantee of up to USD 13.5 million in favor of BHP Billiton Petroleum Ltd. (“BHP”) to assure the compliance by Dalmine S.p.A. - a subsidiary of Tenaris’s – of the obligations it assumed under the Settlement Agreement with BHP, dated December 30th, 2003 and ending in December 2005.

Note 16 - Parent Company

The parent company of Tenaris S.A. is Sidertubes S.A., a company incorporated and existing under the laws of the Grand – Duchy of Luxembourg.

Carlos Condorelli
Chief Financial Officer

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' annual accounts in accordance with the Luxembourg legal and regulatory requirement for the year 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2004

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary